May 25, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream retains CoMarCon for Investor & Public Relation Services in Europe

VANCOUVER, British Columbia, May 25, 2006 – Stream Communications Network and Media Inc. (OTCBB:SCNWF & FSE:TPJ), is pleased to announce it has retained the services of CoMarCon GbR Germany.  CoMarCon through its partners and direct communication programs will focus on creating greater awareness about Stream to existing and potential investors in Germany, Switzerland, Lichtenstein, Luxembourg and Austria.

“Stream as a European based company needs to have effective and on-going communication with shareholders on that continent.  We are thrilled to begin communicating Stream’s story in Europe and we feel that engaging CoMarCon is an excellent addition to the IR services provided by AGORACOM in North America”, said Iwona Kozak, President of Stream.

About CoMarCon

CoMarCon www.CoMarCon.net operates in Germany as a business consultant with a network of partners and programs designed to introduce Small & Micro Cap Company’s to the European investment communities.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Investor Relations:

Mike Young

AGORACOM Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

http://www.agoracom.com/IR/StreamCommunications

e-mail: mike.young@streamcn.com

SCNW@Agoracom.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.